GOLDBERG SEGALLA	Adam Katz | Partner Direct 646.292.8787 | akatz@goldbergsegalla.com

 November 1, 2021

Via first class mail and EDGAR

Ameen Hamady Jennifer Monick U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	BluBuzzard, Inc., Registration Statement on Form 10-12G File No. 000-56019

Dear Ms. Hamady and Ms. Monick:

This firm has been retained to represent BluBuzzard, Inc. (“BluBuzzard”) with respect to the above-referenced matter. We write in response to the letter from the United States Securities and Exchange Commission (the “SEC”) to BluBuzzard, dated October 18, 2021 (the (October 18th Letter”).

  1. We cannot agree with your response to comment 2 in our letter dated August 4, 2021. Accordingly, please revise your registration statement to disclose that you previously registered your common stock pursuant to Section 12(g) of the Exchange Act but did not file all required periodic reports during the time which you had a Section 13(a) reporting obligation. In the alternative, direct us to your annual report on Form 10-K for the fiscal year ended December 31, 2020 and your quarterly reports on Form 10-Q for the periods ended June 30, 2020, September 30, 2020, and March 31, 2021. Please also revise to disclose any material impact that being delinquent in the filings of your periodic reports had on the quotation or trading of your securities on OTC Pink and/or OTC Markets. For example only, we note that your common stock is currently traded on a private market where securities are restricted from public quoting or trading, that no firm is making a market in your stock on OTC Link, and that you are currently identified as “Dark or Defunct.”

In order to resolve this comment, BluBuzzard will revise its registration statement to disclose that it previously registered its common stock pursuant to Section 12(g) of the Exchange Act.

However, BluBuzzard disputes that it was delinquent in filing its periodic reports or that it had a Section 13(g) reporting obligation, and submits that the comment in the October 18th Letter is improper as it presupposes the conclusion. Even if there was a delinquency in filing periodic reports, such delinquency did not cause BluBuzzard to become identified as “Dark or Defunct” and did not have a material impact on trading or quotations on the OTC Pink and/or OTC Markets. Rather, it was OTC Markets’ failure to adhere to the guidelines established by the SEC which became effective on September 28, 2021 that caused BluBuzzard to be “delisted.” BluBuzzard is actively working with OTC Markets to get a yield sign to replace the “Dark or Defunct” sign.

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 2.       We note your response to comments 3 and 4. Please revise your registration statement to disclose, if true, that you previously intended "to digitize silver" but have subsequently "abandoned the fintech business" and these efforts. Please also disclose, if true, that "neither BluBuzzard nor BluBuzzard Advisors ever sold or purchased any 'nuggets' and no customer ever received a 'nugget.'" Please make corresponding disclosures, if true, regarding "buzCoins" and any other digital asset whose value purportedly related to the value of silver. Please also disclose, if true, that "BluBuzzard Advisors is registered with the SEC, but it has not conducted any business or solicited any clients. It has no clients; no assets under management; and relatedly, no costs or fees related to providing such services."

We note your statement in the response letter, dated September 21, 2021, that “BluBuzzard ... never engaged in a securities offering...." We also note your public statements in the Company’s press releases dated April 27, 2020, May 4, 2020, and May 15, 2020 that “bB is offering a free buzCoin to the first 5,000 individuals who open an account....”, “bB was offering a free buzCoin to the first 5,000 individuals who opened an account, tested its desktop and mobile site, and then provided constructive feedback by completing the Survey. As of this press release, bB has 3,977 free buzCoins remaining. Sign up and get yours now....”, and “Don't forget to complete the survey, and have your account credited with a free “nugget” currently valued at around $17 at bluBuzzard.com. This offer will end on June 15, 2020.” We note the press releases are available at financialbuzz.com, among other websites. For example, see www.financialbuzz.com/blubuzzard-inc-begins-process-to-register-its-ria/. We also note that your website stated that “the first 5,000 individuals to open a bluBuzzard beta phase account and complete our survey will receive a free nugget.” Please provide us with a detailed legal analysis for your exemption from registration under the Securities Act of 1933 for the offering referenced in the above statements.

BluBuzzard Advisors is not registered with the SEC, but rather with the Florida Division of Securities. BluBuzzard Advisors maintains an “approved” registration status with the state of Florida, and is not currently an exempt reporting advisor. It is non-operational, has never conducted any business and it does not have any clients or assets under management. By November 8, 2021, BluBuzzard will update its registration form accordingly. At the same time, BluBuzzard will also update its registration to reflect that neither BluBuzzard nor BluBuzzard Advisors ever purchased any silver or transferred any digitized silver 'nuggets' to any third-persons, including prospective clients. BluBuzzard Advisors does not currently and has never had any other digital assets related to the value of silver.

BluBuzzard is exempt from registration under the Securities Act of 1933, because BluBuzzard abandoned its plan to sell and offer nuggets and no silver was purchased or digitized silver offered to any potential clients. Accordingly, despite the press releases issued over one and a half years ago, registration with the SEC is not necessary or proper. Similarly, BluBuzzard never offered, provided, or planned to offer any financial services.

3.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

BluBuzzard is mindful of the registration submission date and it will consider withdrawing its Form 10 Registration Form and resubmitting it by November 8, 2021.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

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4.	We note your revision in response to comment 5. Please further revise to disclose the price paid by Lykato Group, LLC in the October 21, 2019 share purchase transaction. Please also revise your Exhibit Index to include this agreement or provide us with your analysis for why this is not required pursuant to Item 601 of Regulation S-K. To the extent you wish to incorporate any exhibits by reference, please include an active hyperlink in your Exhibit Index. Refer to Exchange Act Rule 12b-23(d).

Pursuant to the Share Purchase Agreement attached to the 8-K submitted in BluBuzzard’s response to the SEC dated September 21, 2021, Lykato Group, LLC paid $325,000 for 60,000,000 shares of restricted common stock and 2,550 shares of preferred stock pursuant to the October 21, 2019 share purchase transaction. While BluBuzzard already provided a link to the 8-K, by November 8, 2021 BluBuzzard will annex a true and complete copy of this agreement to its Exhibit Index for the revised BluBuzzard Registration Statement.

5.	We note your response to comment 6. Please also revise your registration statement to disclose Mr. Xilas' relationship with Blu Nugget, LLC, and its role in any offering of digital assets by you and/or BluBuzzard Advisors.

Blu Nugget, LLC did not have a role in the proposed offering of digital assets by BluBuzzard or BluBuzzard Advisors. Mr. Xilas is the authorized and sole member (AMBR) as well as the Registered Agent of Blu Nugget LLC. By November 8, 2021, BluBuzzard will update its registration statement accordingly.

6.	We note your response to comment 7. Please also revise your registration statement to disclose, if true, that Mr. Xilas has no present or former affiliation with Mr. DeNunzio or Mr. Moody.

As indicated in BluBuzzard’s September 21, 2021 letter to the SEC, Mr. Xilas has no present or former affiliation with Mr. DeNunzio or Mr. Moody. By November 8, 2021, BluBuzzard will revise its registration statement to reflect this disclosure.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

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BluBuzzard has made a reasonable, diligent, proportional, and good faith effort to investigate the SEC’s comments contained in the Letter, and to locate and provide accurate, adequate, and responsive information. BluBuzzard reserves the right to change, amend, or supplement the responses herein if additional information is ascertained.

Please do not hesitate to reach out to me if the SEC had any further comments or questions

Very truly yours,

/s/ Adam S. Katz

Adam S. Katz, Esq.

AK:sd

cc: James G. Xilas

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA